Exhibit 99.3

NEWS RELEASE

Ripple Lake closes first tranche of financing

Vancouver, BC – May 30, 2006 –   Ripple Lake Diamonds Inc. (RLD-TSX-V, RLLKF-OTCBB) is pleased to announce that it has completed the first tranche of its capital raising through the sale of 5,585,999 units, of which 1,327,777 are flow-through units.  Each flow-through unit consisted of one flow-through share and one non-transferable, non-flow-through common share purchase warrant entitling the holder to purchase one additional share, at a price of $0.30 per share, up to May 18, 2008.  Each non-flow-through unit consisted of one share and one non-transferable, non-flow-through common share purchase warrant entitling the holder to purchase one additional share, at a price of $0.30 per share, up to May 18, 2008.  Also, the securities are subject to a hold period which expires September 19, 2006.

Finders' fees totalling $76,320.01 were paid in respect to the placement.

The proceeds of the capital raising will be used to fund the Company's ongoing exploration programs on its Ontario and Nunavut diamond projects and for working capital.

On behalf of the Board,

"Robert Lipsett"

Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD; OTCBB: RLLKF) is a diamond exploration company focused on the development of two Canadian Diamond projects.  The Company has recently completed Phase two fieldwork on its highly prospective Canadian diamond exploration properties in Ontario and Nunavut.  Ripple Lake uses the technical service of the KM Diamond Exploration Ltd. which is led by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists.  For more information on the Company, visit http://www.ripplelake.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.